Exhibit 99.4

Cable & Wireless sells 60% of its stake in MobileOne

Cable & Wireless today (13 January 2003) announced that the Initial Public Offering of the Singapore mobile operator MobileOne Ltd (“M1”) completed in December and the underwriters (ABN AMRO Rothschild and UBS Warburg) have now exercised the over allotment option in part. Consequently, Great Eastern Telecommunications Limited (“GET”), a Cable & Wireless subsidiary company (owned 51% by Cable & Wireless and 49% by PCCW-HKT Limited), has disposed of 60% of GET’s 30% holding in M1 leaving GET with a holding of 12% in M1. The proceeds of sale for GET, after the expenses and costs of the IPO, are approximately Singapore$235 million. Cable & Wireless’ share of this is therefore approximately Singapore$120m.

Cable & Wireless announced on 26 November that GET had signed underwriting agreements in respect of the IPO of M1. GET’s residual holding of M1, as well as those of the other existing shareholders (SPH Multimedia Private Limited and Keppel Telecoms Pte Ltd) is subject to a lock-up of 12 months during which period it may only sell with the consent of UBS Warburg and ABN AMRO Rothschild unless such sale is of the entire residual stake of all pre-IPO shareholders to a single purchaser.

This transaction is part of the continuation of Cable & Wireless’ strategic disposal of non-core assets.

Contact details
Investor Relations:
Sam Ashworth +44 (0)20 7315 4460
Caroline Stewart +44 (0)20 7315 6225
Virginia Porter (US) +646 735 4211

Media:
Susan Cottam +44 (0)20 7315 4410
Peter Eustace +44 (0)20 7315 4495

Note: The exchange rate of Singapore$ to Sterling was 2.79 as at 13 January 2003.

The information contained herein does not constitute an offer of shares for sale in the United States. The shares in MobileOne Ltd may not be offered or sold in the United States unless they are registered under applicable law or exempt from registration. The shares have not been, and will not be, registered under the U.S. Securities Act of 1933 and may not be offered or sold, subject to limited exceptions, directly or indirectly into the United States.

Stabilisation: FSA